UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SMITH & WESSON BRANDS, INC.

(Exact name of registrant as specified in its charter)

NEVADA	001-31552	87-0543688
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

2100 Roosevelt Avenue, Springfield, Massachusetts	01104
(Address of principal executive offices)	(Zip code)

Robert J. Cicero Sr. Vice President, General Counsel, Chief Compliance Officer, and Secretary – (800) 331-0852

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A copy of Smith & Wesson Brands, Inc. Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at https://ir.smith-wesson.com/corporate-governance/conflict-minerals . The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02	Exhibits

Exhibit 1.01 Conflict Minerals Report

Section 2	Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SMITH & WESSON BRANDS, INC.,

a Nevada corporation

By:	/s/ Robert J. Cicero	Dated: May 28, 2021
Robert J. Cicero
Sr. Vice President, General Counsel,
Chief Compliance Officer and Secretary